   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 23, 1996


                                                  SEC REGISTRATION NO. 333-09011
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-2


                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                          ACCUMED INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)
                         ------------------------------

           DELAWARE                          2835                  36-4054899
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                           --------------------------

                      900 NORTH FRANKLIN STREET, SUITE 401
                            CHICAGO, ILLINOIS 60610
                                 (312) 642-9200
   (Address and Telephone Number of Registrant's Principal Executive Offices)
                         ------------------------------

                               PETER P. GOMBRICH
                            CHIEF EXECUTIVE OFFICER
                          ACCUMED INTERNATIONAL, INC.
                      900 NORTH FRANKLIN STREET, SUITE 401
                            CHICAGO, ILLINOIS 60610
                                 (312) 642-9200
          (Name, Address, and Telephone Number, of Agent for Service)
                         ------------------------------

                                   COPIES TO:

               GILLES S. ATTIA, ESQ.
               KEVIN A. COYLE, ESQ.                             CHARLES W. MULANEY, JR., ESQ.
                GRAHAM & JAMES LLP                          SKADDEN, ARPS, SLATE, MEAGHER & FLOM
           400 CAPITOL MALL, SUITE 2400                       333 WEST WACKER DRIVE, SUITE 2100
           SACRAMENTO, CALIFORNIA 95814                            CHICAGO, ILLINOIS 60606
             FACSIMILE: (916) 441-6700                            FACSIMILE: (312) 407-0411
             TELEPHONE: (916) 558-6700                            TELEPHONE: (312) 407-0700

    Approximate date of commencement of proposed sale to the public: as soon as practicable on or after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If  the  registrant  elects   to  deliver  its   latest  annual  report   to
security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT FOR THE SOLE PURPOSE OF FILING THE EXHIBITS CONTAINED HEREIN. THE PORTIONS OF THE REGISTRATION STATEMENT OMITTED FROM THIS AMENDMENT AND PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ARE INCORPORATED BY THIS REFERENCE.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The   following  table  sets  forth  the  costs  and  expenses,  other  than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates (except for the SEC and NASD registration fees).

SEC registration fee...........................................  $  10,003
NASD registration fee..........................................      3,401
Printing and engraving expenses................................    175,000
Accounting fees and expenses...................................    100,000
Legal fees and expenses........................................    450,000
Blue Sky fees and expenses.....................................     30,000
Miscellaneous..................................................     12,446
                                                                 ---------
    TOTAL......................................................  $ 780,850
                                                                 ---------
                                                                 ---------

    None of these expenses will be paid by the Selling Stockholders pursuant to the terms of the agreements under which the shares of Common Stock to be sold hereby are being registered.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company has provisions in its Certificate of Incorporation which eliminate the liability of the Company's directors to the Company and its stockholders for monetary damages to the fullest extent permissible under Delaware law and provisions which authorize the Company to indemnify its directors and agents by Bylaws, agreements or otherwise, to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law.

    The Company's officers and directors are covered by a directors' and officers' liability insurance policy maintained by the Company. Under the insurance policy, the Company is entitled to be reimbursed for indemnity payments that it is required or permitted to make to its directors and officers.

ITEM 16.  EXHIBITS AND INDEX OF EXHIBITS.

    (a) Exhibits. The following exhibits are filed herewith.


 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
     1.1    Form of Underwriting Agreement.
     3.1    Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's
             Transition Report on Form 10-KSB for the transition period ended December 31, 1995 (the "Transition
             Report")).
     3.2    Bylaws of the Registrant (incorporated by reference to the Transition Report).
     4.1    Specimen stock certificate for Common Stock (incorporated by reference to the Transition Report).
     4.2    Certificate of Appointment of American Stock Transfer & Trust Company as Transfer Agent and Registrar
             (incorporated by reference to Pre-Effective Amendment No. 4 to the Registration Statement on Form
             S-1 (Reg. No. 33-48302), filed with the Commission on October 9, 1993 ("Pre-Effective Amendment No.
             4 to Form S-1")).

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
     4.3    Warrant Agreement between the Registrant and American Equities Overseas, Inc. dated as of September
             1, 1995 (incorporated by reference to the Registrant's Registration Statement on Form S-3 (Reg. No.
             33-98902), filed with the Commission on October 31, 1995 (the "Form S-3")).
     4.4    Securities Purchase Agreement between the Registrant and G&G Dispensing, Inc. dated as of March 22,
             1994 (incorporated by reference to the Form S-3).
     4.5    Common Stock Purchase Warrant dated as of March 22, 1994 by the Registrant in favor of G&G
             Dispensing, Inc. (incorporated by reference to the Form S-3).
     4.6    Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 31,
             1994 (incorporated by reference to the Form S-3).
     4.7    Form of Common Stock Purchase Warrant dated as of December 31, 1994 by the Registrant in favor of
             Commonwealth Associates, Inc. (incorporated by reference to the Form S-3).
     4.8    Warrant Agreement between the Registrant and Commonwealth Associates dated as of May 9, 1995
             (incorporated by reference to the Form S-3).
     4.9    Form of Common Stock Purchase Warrant dated as of May 9, 1995 by the Registrant in favor of
             Commonwealth Associates, Inc. (incorporated by reference to the Form S-3).
     4.10   Warrant Agreement between the Registrant and Commonwealth Associates dated as of August 22, 1995
             (incorporated by reference to the Form S-3).
     4.11   Form of Common Stock Purchase Warrant dated as of August 22, 1995 by the Registrant in favor of
             Commonwealth Associates (incorporated by reference to the Form S-3).
     4.12   Form of Letter Agreement between the Registrant and John Robinson dated as of February 21, 1995
             (incorporated by reference to the Form S-3).
     4.13   Form of Registration Rights Agreement between the Registrant and John Robinson dated as of February
             21, 1995 (incorporated by reference to the Form S-3).
     4.14   Form of Common Stock Purchase Warrant dated as of December 29, 1995 by the Registrant in favor of
             Commonwealth Associates (incorporated by reference to the Post-Effective Amendment No. 1 to the
             Registrant's Registration Statement on Form S-3 (Reg. No. 33-98902), filed with the Commission on
             May 30, 1996 ("Post-Effective Amendment No. 1 to Form S-3")).
     4.15   Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29,
             1995 pertaining to Warrants to purchase up to 750,000 shares of Common Stock of the Company
             (incorporated by reference to the Post-Effective Amendment No. 1 to Form S-3).
     4.16   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 237,840 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.17   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 63,473 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.18   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 63,472 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.19   Warrant Agreement dated as of January 25, 1996 between the Registrant and Robert Priddy (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
     4.20   Warrant Certificate dated as of January 25, 1996 registered in the name of Robert Priddy representing the right to purchase 100,000 shares of Common Stock of the Registrant (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.21   Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29,
             1995 pertaining to Warrants to purchase up to 104,000 shares of Common Stock of the Registrant, including form of Warrant Certificate issued to designees of Commonwealth Associates dated as of
             December 29, 1995 representing the right to purchase up to an aggregate of 104,000 shares of Common
             Stock of the Registrant (incorporated by reference to the Post-Effective Amendment No. 1 to the Form
             S-3).
     4.22   Form of Warrant Agreement dated March 14, 1996 between the Registrant and certain of the Selling
             Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at
             $3.42 per share (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.23   Form of Warrant Agreement dated March 14, 1996 between the Registrant and certain of the Selling
             Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at
             $3.87 per share (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     5.1    Opinion of Graham & James LLP, counsel to the Registrant, regarding the legality of the securities offered hereby. (1)
    10.1    Agreement and Plan of Reorganization dated as of April 21, 1995 between the Registrant and AccuMed,
             Inc., as amended by Amendment No. 1 dated as of August 1, 1995 and Amendment No. 2 dated as of
             October 6, 1995 (incorporated by reference to the Registrant's Registration Statement on Form S-4
             (File No. 33-99680), filed with the Commission on November 22, 1995 (the "Form S-4")).
    10.2    The Registrant's Board of Directors Compensation Plan (the "Plan") (incorporated by reference to
             Exhibit 10.11 to Form S-1) with Minutes of Board of Directors meeting dated January 18, 1996 amending the Plan by authorizing grants of stock options to non-employee directors (incorporated by reference to the Transition Report).  (2)
    10.3    Sale and Leaseback Agreement between the Registrant and Leasetec, Inc. (incorporated by reference to the Registration Statement on Form S-1 (Reg. No. 33-48302), filed with the Commission on June 3,
             1992 ("Form S-1")).
    10.4    Employment Agreement between the Registrant and Peter P. Gombrich dated August 1, 1994 (incorporated by reference to the Transition Report).(2)
    10.5    Employment Letter between the Registrant and Kenneth Miller dated March 2, 1995 (incorporated by reference to the Transition Report).(2)
    10.6    Employment Letter between the Registrant and Mark L. Santor dated February 28, 1995 (incorporated by reference to the Transition Report).(2)
    10.7    Employment Letter between the Registrant and Michael Burke dated April 21, 1995 (incorporated by reference to the Transition Report).(2)
    10.8    Employment Agreement between the Registrant and Norman J. Pressman dated June 13, 1996 and Addendum to Employment Agreement between the Registrant and Norman J. Pressman dated July 16, 1996. (2)(3)
    10.9    European Distributor Agreement, dated November 22, 1993, by and between the Registrant and Sclavo
             (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-KSB for the
             year ended September 30, 1994 (the "1994 10-K")).
    10.10   United States Distributor Agreement, dated November 22, 1993, by and between the Registrant and
             Sclavo (incorporated by reference to the 1994 10-K).

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
    10.11   Joint Research and Development Agreement, dated November 22, 1993, by and between the Registrant and
             Sclavo (incorporated by reference to Exhibit 10.24 to the 1994 10-K).
    10.12   Securities Purchase Agreement, dated November 22, 1993, by and between the Registrant and Sclavo
             (incorporated by reference to Exhibit 10.25 to the 1994 10-K).
    10.13   Escrow Agreement dated as of March 22, 1994, between the Registrant and G&G Dispensing, Inc.
             (incorporated by reference to Exhibit 10.13 to the Form S-4).
    10.14   License Agreement between the Registrant and Becton, Dickinson and Company effective as of October
             11, 1995 (incorporated by reference to Exhibit 10.17 to the Form S-4).
    10.15   Research and Development Service Agreement between the Registrant and RADCO Ventures, Inc. dated
             March 15, 1996.(3)+
    10.16   License and Distribution Agreement dated February 20, 1996 between the Registrant and BioKit, S.A.
             (incorporated by reference to the Transition Report).
    10.17   1995 Stock Option Plan (incorporated by reference to the Transition Report). (2)
    10.18   Amendment No. 1 to the Registrant's 1995 Stock Option Plan. (1)(2)
    10.19   Form of Non-Qualified Stock Option Agreement governing options granted to former employees of
             AccuMed, Inc. pursuant to the Agreement and Plan of Reorganization dated as of April 21, 1995, as amended (incorporated by reference to the Transition Report). (2)
    10.20   Form of Non-Qualified Stock Option Agreement governing options granted to employees and consultants under the 1995 Stock Option Plan (incorporated by reference to the Transition Report). (2)
    10.21   Form of Incentive Stock Option Agreement Governing options granted to employees under the 1995 Stock
             Option Plan (incorporated by reference to the Transition
             Report). (2)
    10.22   Amended and Restated 1990 Stock Option Plan (incorporated by reference to the Form S-1). (2)
    10.23   The Registrant's Amended and Restated 1992 Stock Option Plan (incorporated by reference to
             Pre-Effective Amendment No. 1 to Form SB-2, filed with the Commission on November 8, 1993). (2)
    10.24   Lease between the Registrant and NCP, LTD dated February 20, 1995 pertaining to the offices located at 29299 Clemens, Suite I-K, Westlake, Ohio 44145 (incorporated by reference to the Transition
             Report).
    10.25   Franklin Square Commercial Lease dated July 13, 1994 between the Registrant and the Lumber Company as
             Agent for the Beneficiary of LaSalle National Trust, N.A. pertaining to the premises located at
             Suite 401, 4th Floor North, 900 North Franklin Street, Chicago, Illinois (incorporated by reference to the Transition Report).
    10.26   Rider 1 to Franklin Square Commercial Lease between the Registrant and the Lumber Company dated May
             30, 1996.(3)
    10.27   License Agreement dated July 6, 1994, between the Registrant, Vanellus AB, and Uppsala
             Bildbehandlings AB (incorporated by reference to the Transition Report).
    10.28   Collaboration Agreement and Worldwide Exclusive License between the Registrant and G&G Dispensing,
             Inc. dated March 22, 1994.(3)
    10.29   Form of Custody Agreement by each of the Selling Stockholders.(3)
    10.30   Form of Lock-Up Agreement between each of the Selling Stockholders and the Underwriters.(3)
    10.31   Form of Irrevocable Power of Attorney of Selling Stockholders.(3)

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
    10.32   O.E.M. Supply Agreement between Olympus America, Inc., Precision Instrument division and the
             Registrant dated March 31, 1996.+
    10.33   Securities Purchase Agreement dated May 31, 1996 among the Registrant, Kingdon Associates, L.P.,
             Kingdon Partners, L.P., and Kingdon Offshore N.V. (incorporated by reference to the Registrant's
             Registration Statement on Form S-3 (Reg. No. 333-07681), filed with the Commission on July 3, 1996).
    10.34   Promissory Note in the original principal amount of $61,000 made May 22, 1996 by Peter P. Gombrich in favor of the Registrant.(3)
    10.35   Non-negotiable Promissory Note in the original principal amount of $775,000 made July 22, 1996 by the
             Registrant in favor of RADCO Ventures, Inc.(3)
    10.36   Employment Separation Agreement and Release between the Registrant and Kenneth D. Miller dated June
             27, 1996.(2)(3)
    10.37   Employment Separation Agreement and Release between the Registrant and Mark L. Santor dated June 10,
             1996.(2)(3)
    10.38   Amended and Restated Employment Separation Agreement and Release between the Registrant, Kenneth D.
             Miller and RADCO Ventures, Inc., dated August 8, 1996.(1)(2)
    10.39   Share Purchase Agreement between the Registrant and Xillix Technologies Corp. dated as of August 16,
             1996.(1)
    10.40   Subscription Agreement between the Registrant and Oncometrics Imaging Corp. dated as of August 16,
             1996.(1)
    10.41   Stock Purchase Agreement by and among the Registrant, RADCO Ventures, Inc. and the Selling
             Stockholders named therein dated as of August 15, 1996.(1)
    10.42   Distribution Agreement by and between the Registrant and Fisher Scientific Company, dated September
             10, 1996.+
    10.43   Employment Agreement between the Registrant and Leonard Prange dated September 29, 1996.(2)
    10.44   Commercial Guaranty, Assignment of Deposit Account and Disbursement Request and Authorization between the Registrant and The Northern Trust Company dated July 22, 1996.
    23.1    Consent of Graham & James, LLP (contained in Exhibit 5.1).
    23.2    Consent of Coopers & Lybrand LLP.(1)
    23.3    Consent of Coopers & Lybrand (UK).(1)
    23.4    Consent of KPMG Peat Marwick LLP.(1)
    23.5    Consent of KPMG.(1)
    23.6    Consent of Banner & Allegreti, Ltd. (3)
    23.7    Consent of Townsend and Townsend and Crew. (3)
    24.1    Powers of Attorney included on signature page to the Pre-effective Amendment No. 1, with respect to
             Mr. Lavallee, and the signature page of the Registration Statement previously filed with the
             Commission, with respect to all other signatories.


- ------------------------

(1) Previously filed with Pre-effective Amendment No. 1 to the Registration Statement on August 29, 1996.


(2) Represents a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Registration Statement.


(3) Previously filed with the Registration Statement on July 26, 1996.


+   Confidential treatment requested as to certain portions.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

        (1) That, for the purpose of determining any liability under the Securties Act, the Registrant will treat the information ommitted from the form of Prospectus filed as part of this Registration Statement as of the time the Commission declares it effective.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-2 and duly caused this Pre-effective Amendment No. 2 to the Registration Statement on Form S-2 (Reg. No. 333-09011) to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Chicago, State of Illinois on September 23, 1996.


                                          ACCUMED INTERNATIONAL, INC.

                                          By:        /s/ PETER P. GOMBRICH

                                             -----------------------------------
                                                      Peter P. Gombrich
                                                   CHIEF EXECUTIVE OFFICER


                               POWER OF ATTORNEY



    In accordance with the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 2 to the Registration Statement on Form S-2 (Reg. No. 333-09011) has been signed by the following persons in the capacities and on the dates stated.



                      SIGNATURE                                       TITLE                         DATE
- ------------------------------------------------------  ---------------------------------  ----------------------

                /s/ PETER P. GOMBRICH                   Chairman of the Board, Chief         September 23, 1996
     -------------------------------------------         Executive Officer and President
                 (Peter P. Gombrich)                     (Principal Executive Officer)

                /s/ LEONARD R. PRANGE                   Chief Financial Officer and          September 23, 1996
     -------------------------------------------         Corporate Vice President
                 (Leonard R. Prange)                     (Principal Financial and
                                                         Accounting Officer)

                 /s/ JOHN H. ABELES*                    Director                             September 23, 1996
     -------------------------------------------
                   (John H. Abeles)

                 /s/ HAROLD S. BLUE*                    Director                             September 23, 1996
     -------------------------------------------
                   (Harold S. Blue)

                /s/ JACK H. HALPERIN*                   Director                             September 23, 1996
     -------------------------------------------
                  (Jack H. Halperin)

                /s/ PAUL F. LAVALLEE*                   Director                             September 23, 1996
     -------------------------------------------
                  (Paul F. Lavallee)

              /s/ JOSEPH W. PLANDOWSKI*                 Director                             September 23, 1996
     -------------------------------------------
                (Joseph W. Plandowski)

               /s/ LEONARD M. SCHILLER*                 Director                             September 23, 1996
     -------------------------------------------
                (Leonard M. Schiller)

               * /s/ PETER P. GOMBRICH
      -------------------------------------------
                   Peter P. Gombrich,
                  as Attorney-in-fact

                               INDEX TO EXHIBITS


 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
     1.1    Form of Underwriting Agreement.
     3.1    Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's
             Transition Report on Form 10-KSB for the transition period ended December 31, 1995 (the "Transition
             Report")).
     3.2    Bylaws of the Registrant (incorporated by reference to the Transition Report).
     4.1    Specimen stock certificate for Common Stock (incorporated by reference to the Transition Report).
     4.2    Certificate of Appointment of American Stock Transfer & Trust Company as Transfer Agent and Registrar
             (incorporated by reference to Pre-Effective Amendment No. 4 to the Registration Statement on Form
             S-1 (Reg. No. 33-48302), filed with the Commission on October 9, 1993 ("Pre-Effective Amendment No.
             4 to Form S-1")).
     4.3    Warrant Agreement between the Registrant and American Equities Overseas, Inc. dated as of September
             1, 1995 (incorporated by reference to the Registrant's Registration Statement on Form S-3 (Reg. No.
             33-98902), filed with the Commission on October 31, 1995 (the "Form S-3")).
     4.4    Securities Purchase Agreement between the Registrant and G&G Dispensing, Inc. dated as of March 22,
             1994 (incorporated by reference to the Form S-3).
     4.5    Common Stock Purchase Warrant dated as of March 22, 1994 by the Registrant in favor of G&G
             Dispensing, Inc. (incorporated by reference to the Form S-3).
     4.6    Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 31,
             1994 (incorporated by reference to the Form S-3).
     4.7    Form of Common Stock Purchase Warrant dated as of December 31, 1994 by the Registrant in favor of
             Commonwealth Associates, Inc. (incorporated by reference to the Form S-3).
     4.8    Warrant Agreement between the Registrant and Commonwealth Associates dated as of May 9, 1995
             (incorporated by reference to the Form S-3).
     4.9    Form of Common Stock Purchase Warrant dated as of May 9, 1995 by the Registrant in favor of
             Commonwealth Associates, Inc. (incorporated by reference to the Form S-3).
     4.10   Warrant Agreement between the Registrant and Commonwealth Associates dated as of August 22, 1995
             (incorporated by reference to the Form S-3).
     4.11   Form of Common Stock Purchase Warrant dated as of August 22, 1995 by the Registrant in favor of
             Commonwealth Associates (incorporated by reference to the Form S-3).
     4.12   Form of Letter Agreement between the Registrant and John Robinson dated as of February 21, 1995
             (incorporated by reference to the Form S-3).
     4.13   Form of Registration Rights Agreement between the Registrant and John Robinson dated as of February
             21, 1995 (incorporated by reference to the Form S-3).
     4.14   Form of Common Stock Purchase Warrant dated as of December 29, 1995 by the Registrant in favor of
             Commonwealth Associates (incorporated by reference to the Post-Effective Amendment No. 1 to the
             Registrant's Registration Statement on Form S-3 (Reg. No. 33-98902), filed with the Commission on
             May 30, 1996 ("Post-Effective Amendment No. 1 to Form S-3")).
     4.15   Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29,
             1995 pertaining to Warrants to purchase up to 750,000 shares of Common Stock of the Company
             (incorporated by reference to the Post-Effective Amendment No. 1 to Form S-3).
     4.16   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 237,840 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
     4.17   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 63,473 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.18   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 63,472 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.19   Warrant Agreement dated as of January 25, 1996 between the Registrant and Robert Priddy (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.20   Warrant Certificate dated as of January 25, 1996 registered in the name of Robert Priddy representing the right to purchase 100,000 shares of Common Stock of the Registrant (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.21   Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29,
             1995 pertaining to Warrants to purchase up to 104,000 shares of Common Stock of the Registrant, including form of Warrant Certificate issued to designees of Commonwealth Associates dated as of
             December 29, 1995 representing the right to purchase up to an aggregate of 104,000 shares of Common
             Stock of the Registrant (incorporated by reference to the Post-Effective Amendment No. 1 to the Form
             S-3).
     4.22   Form of Warrant Agreement dated March 14, 1996 between the Registrant and certain of the Selling
             Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at
             $3.42 per share (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.23   Form of Warrant Agreement dated March 14, 1996 between the Registrant and certain of the Selling
             Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at
             $3.87 per share (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     5.1    Opinion of Graham & James LLP, counsel to the Registrant, regarding the legality of the securities offered hereby. (1)
    10.1    Agreement and Plan of Reorganization dated as of April 21, 1995 between the Registrant and AccuMed,
             Inc., as amended by Amendment No. 1 dated as of August 1, 1995 and Amendment No. 2 dated as of
             October 6, 1995 (incorporated by reference to the Registrant's Registration Statement on Form S-4
             (File No. 33-99680), filed with the Commission on November 22, 1995 (the "Form S-4")).
    10.2    The Registrant's Board of Directors Compensation Plan (the "Plan") (incorporated by reference to
             Exhibit 10.11 to Form S-1) with Minutes of Board of Directors meeting dated January 18, 1996 amending the Plan by authorizing grants of stock options to non-employee directors (incorporated by reference to the Transition Report).  (2)
    10.3    Sale and Leaseback Agreement between the Registrant and Leasetec, Inc. (incorporated by reference to the Registration Statement on Form S-1 (Reg. No. 33-48302), filed with the Commission on June 3,
             1992 ("Form S-1")).
    10.4    Employment Agreement between the Registrant and Peter P. Gombrich dated August 1, 1994 (incorporated by reference to the Transition Report).(2)
    10.5    Employment Letter between the Registrant and Kenneth Miller dated March 2, 1995 (incorporated by reference to the Transition Report).(2)
    10.6    Employment Letter between the Registrant and Mark L. Santor dated February 28, 1995 (incorporated by reference to the Transition Report).(2)
    10.7    Employment Letter between the Registrant and Michael Burke dated April 21, 1995 (incorporated by reference to the Transition Report).(2)

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
    10.8    Employment Agreement between the Registrant and Norman J. Pressman dated June 13, 1996 and Addendum to Employment Agreement between the Registrant and Norman J. Pressman dated July 16, 1996. (2)(3)
    10.9    European Distributor Agreement, dated November 22, 1993, by and between the Registrant and Sclavo
             (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-KSB for the
             year ended September 30, 1994 (the "1994 10-K")).
    10.10   United States Distributor Agreement, dated November 22, 1993, by and between the Registrant and
             Sclavo (incorporated by reference to the 1994 10-K).
    10.11   Joint Research and Development Agreement, dated November 22, 1993, by and between the Registrant and
             Sclavo (incorporated by reference to Exhibit 10.24 to the 1994 10-K).
    10.12   Securities Purchase Agreement, dated November 22, 1993, by and between the Registrant and Sclavo
             (incorporated by reference to Exhibit 10.25 to the 1994 10-K).
    10.13   Escrow Agreement dated as of March 22, 1994, between the Registrant and G&G Dispensing, Inc.
             (incorporated by reference to Exhibit 10.13 to the Form S-4).
    10.14   License Agreement between the Registrant and Becton, Dickinson and Company effective as of October
             11, 1995 (incorporated by reference to Exhibit 10.17 to the Form S-4).
    10.15   Research and Development Service Agreement between the Registrant and RADCO Ventures, Inc. dated
             March 15, 1996.(3)+
    10.16   License and Distribution Agreement dated February 20, 1996 between the Registrant and BioKit, S.A.
             (incorporated by reference to the Transition Report).
    10.17   1995 Stock Option Plan (incorporated by reference to the Transition Report). (2)
    10.18   Amendment No. 1 to the Registrant's 1995 Stock Option Plan. (1)(2)
    10.19   Form of Non-Qualified Stock Option Agreement governing options granted to former employees of
             AccuMed, Inc. pursuant to the Agreement and Plan of Reorganization dated as of April 21, 1995, as amended (incorporated by reference to the Transition Report). (2)
    10.20   Form of Non-Qualified Stock Option Agreement governing options granted to employees and consultants under the 1995 Stock Option Plan (incorporated by reference to the Transition Report). (2)
    10.21   Form of Incentive Stock Option Agreement Governing options granted to employees under the 1995 Stock
             Option Plan (incorporated by reference to the Transition
             Report). (2)
    10.22   Amended and Restated 1990 Stock Option Plan (incorporated by reference to the Form S-1). (2)
    10.23   The Registrant's Amended and Restated 1992 Stock Option Plan (incorporated by reference to
             Pre-Effective Amendment No. 1 to Form SB-2, filed with the Commission on November 8, 1993). (2)
    10.24   Lease between the Registrant and NCP, LTD dated February 20, 1995 pertaining to the offices located at 29299 Clemens, Suite I-K, Westlake, Ohio 44145 (incorporated by reference to the Transition
             Report).
    10.25   Franklin Square Commercial Lease dated July 13, 1994 between the Registrant and the Lumber Company as
             Agent for the Beneficiary of LaSalle National Trust, N.A. pertaining to the premises located at
             Suite 401, 4th Floor North, 900 North Franklin Street, Chicago, Illinois (incorporated by reference to the Transition Report).
    10.26   Rider 1 to Franklin Square Commercial Lease between the Registrant and the Lumber Company dated May
             30, 1996.(3)
    10.27   License Agreement dated July 6, 1994, between the Registrant, Vanellus AB, and Uppsala
             Bildbehandlings AB (incorporated by reference to the Transition Report).
    10.28   Collaboration Agreement and Worldwide Exclusive License between the Registrant and G&G Dispensing,
             Inc. dated March 22, 1994.(3)

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
    10.29   Form of Custody Agreement by each of the Selling Stockholders.(3)
    10.30   Form of Lock-Up Agreement between each of the Selling Stockholders and the Underwriters.(3)
    10.31   Form of Irrevocable Power of Attorney of Selling Stockholders.(3)
    10.32   O.E.M. Supply Agreement between Olympus America, Inc., Precision Instrument division and the
             Registrant dated March 31, 1996.+
    10.33   Securities Purchase Agreement dated May 31, 1996 among the Registrant, Kingdon Associates, L.P.,
             Kingdon Partners, L.P., and Kingdon Offshore N.V. (incorporated by reference to the Registrant's
             Registration Statement on Form S-3 (Reg. No. 333-07681), filed with the Commission on July 3, 1996).
    10.34   Promissory Note in the original principal amount of $61,000 made May 22, 1996 by Peter P. Gombrich in favor of the Registrant.(3)
    10.35   Non-negotiable Promissory Note in the original principal amount of $775,000 made July 22, 1996 by the
             Registrant in favor of RADCO Ventures, Inc.(3)
    10.36   Employment Separation Agreement and Release between the Registrant and Kenneth D. Miller dated June
             27, 1996.(2)(3)
    10.37   Employment Separation Agreement and Release between the Registrant and Mark L. Santor dated June 10,
             1996.(2)(3)
    10.38   Amended and Restated Employment Separation Agreement and Release between the Registrant, Kenneth D.
             Miller and RADCO Ventures, Inc., dated August 8, 1996.(1)(2)
    10.39   Share Purchase Agreement between the Registrant and Xillix Technologies Corp. dated as of August 16,
             1996.(1)
    10.40   Subscription Agreement between the Registrant and Oncometrics Imaging Corp. dated as of August 16,
             1996.(1)
    10.41   Stock Purchase Agreement by and among the Registrant, RADCO Ventures, Inc. and the Selling
             Stockholders named therein dated as of August 15, 1996.(1)
    10.42   Distribution Agreement by and between the Registrant and Fisher Scientific Company, dated September
             10, 1996.+
    10.43   Employment Agreement between the Registrant and Leonard Prange dated September 29, 1996.(2)
    10.44   Commercial Guaranty, Assignment of Deposit Account and Disbursement Request and Authorization between the Registrant and The Northern Trust Company dated July 22, 1996.
    23.1    Consent of Graham & James, LLP (contained in Exhibit 5.1).
    23.2    Consent of Coopers & Lybrand LLP.(1)
    23.3    Consent of Coopers & Lybrand (UK).(1)
    23.4    Consent of KPMG Peat Marwick LLP.(1)
    23.5    Consent of KPMG.(1)
    23.6    Consent of Banner & Allegreti, Ltd. (3)
    23.7    Consent of Townsend and Townsend and Crew. (3)
    24.1    Powers of Attorney included on signature page to the Pre-effective Amendment No. 1, with respect to
             Mr. Lavallee, and the signature page of the Registration Statement previously filed with the
             Commission, with respect to all other signatories.


- ------------------------

(1) Previously filed with Pre-effective Amendment No. 1 to the Registration Statement on August 29, 1996.


(2) Represents a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Registration Statement.


(3) Previously filed with the Registration Statement on July 26, 1996.


+   Confidential treatment requested as to certain portions.